
April 18, 2013

Via E-mail
Eric S. Rosenfeld
Chairman and Chief Executive Officer
Trio Merger Corp.
777 Third Avenue, 37th Floor
New York, NY 10017

> **Re:** **Trio Merger Corp.**
> **Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed March 22, 2013**
> **File No. 001-35471**

Dear Mr. Rosenfeld:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. In your response letter, please provide your analysis of why your proposed issuance of common stock pursuant to the contemplated transactions does not require registration under the Securities Act of 1933.

2. Please revise the introductory paragraphs to quantify the total value of the proposed consideration that will be paid to the SAE common stockholders at closing as part of the merger. Please add this disclosure throughout the proxy statement, as applicable.

3. We note that, pursuant to the merger agreement, the SAE common stockholders, on a fully-diluted basis, will receive: (i) an aggregate of 6,448,413 shares of Trio common stock at the closing; (ii) an aggregate of $7,500,000 in cash at the closing; (iii) an aggregate of $17,500,000 represented by a promissory note to be issued by Trio at the closing; and (iv) the right to receive up to 992,064 additional shares of Trio common

stock after the closing based on the achievement of specified earnings targets by the combined company for the 2013 and/or the 2014 fiscal years. Additionally, Trio will pay to CLCH an aggregate of $5,000,000 in cash for all of the outstanding shares of SAE Series A preferred stock. We also note that holders of up to 5,620,823 of your public shares may vote to convert such shares into cash in connection with the merger. In addition to agreeing to pay the consideration described above, you have also provided SAE with the right to terminate the merger agreement if you have less than $30,000,000 in cash on hand after paying for conversions, redemptions and other associated fees in connection with the merger. If the maximum number of public shareholders convert their shares into cash you would be required to distribute approximately $56,208,230 of the approximately $61,673,100 held in your trust account as of March 14, 2013. Please provide your best estimate of the number of public shares that could be converted and/or redeemed without triggering this termination right.

Summary Term Sheet, page 1

4. In the eighth bullet point, please clarify when your new executive officers will enter into their new employment agreements.

Questions and Answers…, page 4

5. Please add a question and answers describing how your initial stockholders have agreed to vote.

Q: Do I have conversion rights, page 7

6. Please move your discussion of your 12.5% cap on conversions to a separate question. In addition, please clarify that this limitation only applies to a public shareholder or "group" (as defined in Section 13(d)(3)) that attempts to convert more than 12.5% of the outstanding public shares.

7. Please disclose the percentage of public shares that may be converted. In addition, please specify the section of your amended and restated certificate of incorporation that limits your conversion of shares.

Q: How do I exercise my conversion rights, page 7

8. We note your disclosure that holders that vote for the merger will be entitled to demand that their shares be converted to a full pro rata portion of the trust account. Please revise your disclosure to reflect the calculation and timing of that payment as described in section 6(c) of your amended and restated certificate of incorporation, including any deductions that will be made prior to distribution. In addition, please provide an estimate of owed but unpaid income taxes on your trust fund. In addition, please provide a discussion of what limitations, if any, will be placed on your ability to disburse funds to

holders that vote for the merger by the liquidation distribution provisions of Delaware law.

9. We note that unlike most SPAC mergers, holders of your public shares may elect to redeem their shares whether they vote for or against approval of the merger. As a result, the merger may be approved by shareholders who will convert their shares to cash and no long remain shareholders. As a result, shareholders who chose not to redeem may end up holding shares in a company with a less liquid trading market, fewer shareholders, less working capital and potential inability to meet listing standards. Please add a question and answer to address this risk.

Summary of the Proxy Statement/Information Statement, page 12

10. We note your risk factor disclosure regarding SAE's significant outstanding debt. Please revise your summary of the merger to address this issue.

The Merger Proposal, page 14

11. Please clarify that the SAE common stockholders and SAE Series A preferred stockholders will exchange 100% of the outstanding securities of SAE in exchange for the merger consideration. In addition, please address how SAE's convertible securities will be treated in the merger.

12. We note your disclosure that in the event "the minimum EBITDA target is not met in any particular year" but the combined EBITDA is between $98 million and $106 million, the SAE stockholders will be entitled to receive additional shares. Please provide tabular disclosure of an example where this might occur.

13. We note that you will place certain shares payable to the SAE stockholders at closing in escrow to cover post-closing indemnification obligations. Please disclose how the value of the shares will be calculated at the time of payment of any indemnification claim. In addition, we note that if you discover that SAE has breached the merger agreement after closing it may negatively impact the overall value of SAE. In turn, a diminution in value of SAE may negatively impact the value of the shares held in escrow, since SAE will be part of the combined company. Please tell us supplementally why you chose to fund your escrow with shares rather than cash.

14. We note your disclosure of the potential percentage ownerships under different conversion scenarios. However, as noted above, it is unclear how you would fund the merger if the maximum number of public shares were converted. Please revise to disclose whether management believes that there is conversion point below the maximum where it would no longer be feasible to consummate the merger. We note, for example, SAE's termination right if you have less than $30 million cash on hand prior to closing.

Opinion of Financial Advisor to the Board of Directors of Trio, page 15

15. Cassel Salpeter's definition of "merger consideration" does not include the $5 million that will be paid at closing for the Series A preferred stock. Please explain.

Interests of Trio's Directors, Officers, Special Advisors and Others in the Merger, page 20

16. We note that prior to the special meeting your, the initial stockholders, SAE or SAE's stockholders and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the merger proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of Trio's common stock or vote their shares in favor of the merger proposal. We also note that payments for purchases may be made from the trust account. First, please disclose what, if any, other source of funds may be used fund such purchases. Second, revise your risk factor *Activities taken by existing Trio Stockholders…* on page 47 to address how these payments may reduce your working capital. Third, please provide greater detail regarding the "incentives" you may provide to such investors.

Termination, page 24

17. We note your disclosure that either party may terminate if "holders of less than 496,032 of the public shares do not exercise their right to convert their public shares." However, elsewhere in the prospectus, you describe this termination right by providing the maximum number of shares that may be converted under the merger agreement, or 5,620,823 shares. Please revise your disclosure to be consistent throughout your proxy statement.

Selected Financial Information – SAE, page 27

18. Please replace the references "Audited" with "Unaudited."

Risk Factors, page 31

We are dependent upon a small number of significant customers, page 34

19. Please disclose the names of customers that accounted for a greater than 10% of SAE's revenues in the years ended December 31, 2010, 2011 or 2012.

The Merger Proposal, page 55

20. For the purpose of issuing contingent shares upon the achievement of EBITDA targets, EBITDA as defined in the merger agreement will be further adjusted to exclude any expenses arising solely from the merger charged to income in such fiscal year.   Such Adjusted EBITDA constitutes a non-GAAP measure which is required to be reconciled to its most comparable GAAP measure.   In future filings, please characterize the "Adjusted EBITDA" as a non-GAAP measure and include the reconciliation to the most comparable GAAP measure.

Background of the Merger, page 57

21. Please provide more detail on your negotiations with SAE during the period between October, 10, 2012 and November 15, 2012, including the terms and deal structures proposed in the letters of intent delivered on October 10, 2012, October 19, 2012, October 23, 2012, October 26, 2012, November 1, 2012 and November 7, 2012.

22. Each presentation, discussion or report held with or presented by an outside party that is materially related to the transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirement of Item 1015(b) of Regulation M-A. The requirement applies to both preliminary and final reports. Revise to summarize the presentation provided to Citigroup Global Markets.

23. Please provide more insight into the reasons for and negotiations behind management's decision regarding the ultimate amount and form of consideration for the SAE merger, including (i) how you determined the valuation in the letter of intent signed by SAE on November 14, 2012; (ii) how the parties determined the structure of the transaction and whether any alternative structures were considered; (iii) how the parties determined the amount of the earn-out; and (iv) changes from letter of intent to the final merger agreement.

24. We note that you did not create a special committee to consider this merger agreement. Please explain to us why you do not believe formation of a special committee was necessary to evaluate the terms of the proposed merger.

25. Please provide a more fulsome discussion of the background and experience of your special advisor, Joel Greenblatt.

Trio's Board of Directors' and Special Advisor's Reasons for the Approval of the Merger, page 60

26. Please discuss what negative factors, if any, the board took into consideration while assessing the merger with SAE.

27. Please provide tabular disclosure regarding the calculations performed by the board to determine that SAE's business satisfied the 80% test.

28. We note the board considered SAE's internally generated projections in performing its discounted cash flow analysis. Please disclose these projections and any other projections provided by SAE to your board, management or financial advisor.

SAE's Ability to Execute Its Business Plan … page 62

29. Per your statement, SAE will still be able to implement its business plan, even if the full amount of the funds deposited in the trust account is not available at closing. Please expand your MD&A to further explain how you could make that possible, in addition to paying the planned SAE dividends.

Opinion of Financial Advisor…, page 66

30. Please confirm that your financial advisor has not performed any other services for you during the past two years.

SAE Stockholder Dividends, page 78

31. As disclosed, immediately prior to the consummation of the merger, SAE intends to declare and pay up to a $ 15 million stockholder dividend, to the extent permitted under its senior credit facility and as determined at the discretion of the SAE's board. It does not appear that these conditions have been met. In reflecting the payment of these dividends in your pro forma combined financial statements, tell us how the conditions stipulated in Rule 11-02(b)(6) were met.

Unaudited Pro Forma Condensed Combined Financial Statements, pages 82-87

32. Please provide the estimated purchase price consideration for each scenario based on the number of Trio shares outstanding after the cash conversion, as applicable.

33. We note that for purposes of the pro forma financial statements, the maximum conversion to effectuate the merger is predicated on the holders of 4,312,986 of the Trio common stock electing to have their shares converted into cash, notwithstanding that the merger agreement permits holders of 5,620,823 shares of Trio common stock to elect conversion of their shares into cash. Please revise your presentation to reflect a maximum conversion of 5,620,823 shares of Trio common stock into cash to account for that possibility and to illustrate that Trio may not have sufficient funds from the trust account to pay the transaction costs and the cash portion of the merger consideration as a result. Please discuss the potential consequences and your options, should that possibility occur. Alternatively, please expand your disclosure to explain why you believe that the expected conversion will not exceed 4,312,986 shares.

34. If no holders of Trio common stock elect to have their shares converted into cash, Trio stockholders will own 55.2% of Trio's outstanding shares of common stock immediately after the merger. Please tell us and disclose why there are no adjustments to reflect this transaction under the purchase method of accounting. Refer to your basis in the accounting literature.

35. Assuming maximum cash conversion for 5,620,923 shares of Trio stock, please disclose if, when, and how the SAE $ 15 million stockholder dividend will be paid, if at all.

Pro Forma Condensed Combined Balance Sheet, page 84

Note (a), page 85

36. Please revise to disclose how the "Cash and Cash Equivalents of $18.2 million" was calculated.

37. Please revise "Trio public shares elect to convert" to "Trio public shares electing cash conversion" and disclose the amount related to such conversion.

38. Please tell us and disclose why you are assuming "no SAE stockholder dividend is paid." We note that the opinion of your financial advisor assumes that SAE stockholder dividend is paid prior to the merger.

Note (h), page 85

39. Please revise "Trio public shares elect to convert" to "Trio public shares electing cash conversion" and disclose the amount related to such conversion.

40. Please revise to disclose how the gross proceeds of $35.7 million were calculated.

Note (i), page 85

41. Please disclose why you are assuming that only $10.8 million of the $15 million SAE stockholder dividend will be paid prior to the merger.

42. Please tell us how you calculated $35.7 million based on conversions in notes (a) and (h).

43. Please clarify the nature of the 62% dividend restriction.

Pro Forma Condensed Combined Income Statement, page 86

Note (p), page 86
Note (q), page 87

44. For each scenario, please disclose the SAE shareholders' expected percentage of the combined company and the number of shares held by the founders of Trio that will be subject to an irrevocable voting proxy. Please revise to more clearly illustrate, for each scenario, how you calculated the weighted average shares outstanding, basic and diluted.

45. For each scenario, if the SAE shareholders do not exchange 100% of their shares, please give effect to the resultant non-controlling interest.

The Charter Amendments Proposal, page 88

46. We note that in this proposal you seek approval for a series of amendments to your certificate of incorporation which address various different substantive matters. Please provide us with your analysis explaining why you do not believe that this proposal should be unbundled and presented as separate proposals in accordance with Rule 14a-4(a)(3). See the Fifth Supplement to the Manual of Publicly Available Telephone Interpretations (September 2004) for additional guidance.

Common Stock Subject to Possible Conversion, page 120

47. Please clarify your basis for determining common stock subject to possible conversion which is presented as temporary equity.

North American Expansion and Increase in Revenue Crew Months, page 135

48. Please disclose how Revenue Crew Months is calculated and whether you consider it a non-GAAP measure. Please expand your disclosure to explain how management uses this measure and why SAE's North American operations tend to require fewer services than its international operations.

Use of EBITDA (Non-GAAP measure) as Performance Measure, page 144

49. We note that you use modified EBITDA to assess SAE's liquidity. Please reconcile modified EBITDA to cash flows from operating activities.

50. Additionally, please present the three components of cash flows when presenting a non-GAAP liquidity measure.

Merger with Trio, page 145

51. For each scenario, please tell us how you calculated the common equity to capitalization ratio.

Consolidated Balance Sheets, page FS-3
Consolidated Statement of Changes in Stockholders' Equity, page FS-5

52. Please confirm if the repurchased stock has been retired.

Report of Independent Certified Public Accountants, page FS-19

53. Please refer to the second sentence under "Auditor's responsibility." Revise to state that Grant Thornton conducted its audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).

SAExploration Holdings, Inc. and Subsidiaries Financial Statements

Note 17 – Business Concentrations, page FS-45

54. Please revise to disclose the total revenues from each customer that exceeded 10% or more of your total revenues. Comply with this comment in Note 14 on page FS-61.

Unaudited Financial Statements, pages FS-47 to FS-61

55. We understand that these unaudited financial statements will be audited in the definitive proxy statement. After we review the audited financial statements, we may have further comments.

f) Revenue Recognition, page FS-25

56. We note on page 63 that SAE's business includes both variable priced and fixed price contracts. Please disclose your basis for recognizing revenues under variable priced contracts. Additionally, disclose your accounting for cost overruns under fixed price contracts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Adviser, at (202) 551-3268, Celeste M. Murphy, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director